January 31, 2023

Jefferies LLC

520 Madison Avenue

New York, New York 10022

SVB Securities LLC

53 State Street, 40th Floor

Boston, MA 02109

Guggenheim Securities, LLC

330 Madison Avenue

New York, New York 10017

BMO Capital Markets Corp.

151 W. 42nd Street, 31st Floor

New York, New York 10036

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Vanessa Robertson

Terence O’Brien

Jimmy McNamara

Joe McCann

Re:	Structure Therapeutics Inc. Registration Statement on Form S-1

(File No. 333-269200)

Acceleration Request

Requested Date:	February 2, 2023
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of Structure Therapeutics Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Registrant”), that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on February 2, 2023, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

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Very truly yours,

Acting severally on behalf of themselves and the several underwriters

JEFFERIES LLC
SVB SECURITIES LLC
GUGGENHEIM SECURITIES, LLC
BMO CAPITAL MARKETS CORP.

JEFFERIES LLC

By:	/s/ Bryan Czyzewski
Name: Bryan Czyzewski
Title: Managing Director

SVB SECURITIES LLC

By:	/s/ Dan Dubin
Name: Dan Dubin
Title: Vice Chairman, Global Co-Head of Healthcare Investment Banking

GUGGENHEIM SECURITIES, LLC

By:	/s/ Shiv Taylor M.D.
Name: Shiv Taylor M.D.
Title: Senior Managing Director

BMO CAPITAL MARKETS CORP.

By:	/s/ Marc Ogborn
Name: Marc Ogborn
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]